SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on February 17, 2021.

By letter dated February 17, 2021, CRESUD S.A.C.I.F. y A. ("CRESUD" or "the Company"), informs that it’s granting to its common shareholders rights to subscribe for 90,000,000 new common shares, together with the right to receive 90,000,000 warrants to acquire additional common shares. Each common share held of record at 6:00 p.m. (Buenos Aires, Argentina time) on February 19, 2021 entitles its holder to one right to subscribe for common shares (“common share right”). Each common share right entitles its holder to subscribe for 0.1794105273 new common shares. Each common share right will also entitle its holder to exercise its statutory accretion rights with respect to common shares not subscribed for by other holders of common shares in the exercise of their respective preemptive rights, at the same price, and to receive free of charge, for each new common share that it purchases pursuant to this offering, one warrant to purchase one additional common share. The Bank of New York Mellon, as our ADS rights agent, will make available to holders of American Depositary Shares (“ADSs”), each of which represents 10 common shares, rights to subscribe for new ADSs (“ADS rights”), together with the right to receive warrants to acquire additional common shares. Each ADS held of record at 5:00 p.m. (New York City time) on February 19, 2021 entitles its holder to one ADS right. Each ADS right entitles its holder to subscribe for 0.1794105273 new ADSs. Each ADS right will also entitle its holder to exercise its statutory accretion rights with respect to ADSs not subscribed for by other ADS holders in the exerciseof their respective preemptive rights, at the same price, and to receive free of charge, for each new ADS that it purchases pursuant to this offering, 10 warrants, each of which will entitle such holder to purchase one additional common share. Such accretion rights shall be exercised in proportion to the number of common shares such holder has subscribed for pursuant to the exercise of its preemptive rights.

The non-binding indicative subscription price for each new ADS or common share in the proposed offering is US$4.72 and US$ 0.472, respectively.

The Company informs to investing public, within the framework of the offer of New Shares and New ADSs, the Exercise Price of the Warrants will be 20% higher than the definitive subscription price is expected to be published in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire on or about February 25, 2021

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 17, 2021